July 30, 2019

Via E-mail
Kunal K. Singh
President and Chief Executive Officer
J.P. Morgan Chase Commercial Mortgage Securities Corp.
4 New York Plaza, 21st Floor
New York, New York 10004-2413

       Re:    JPMDB Commercial Mortgage Securities Trust 2017-C7
              Benchmark 2018-B2 Mortgage Trust
              Forms 10-K for Fiscal Year Ended December 31, 2018
              Filed March 21, 2019
              File Nos. 333-206361-12 and 333-206361-13

Dear Mr. Singh:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K of JPMDB Commercial Mortgage Securities Trust 2017-C7
Part IV   Item 15. Exhibits, Financial Statement Schedules

   1. We note that Exhibits 33.64, 33.113, 34.64 and 34.113 (servicer assessments of and corresponding attestation reports for Park Bridge Lender Services LLC, as operating advisor of the EIP Logistics Portfolio and Lightstone Portfolio Mortgage Loans) were omitted with cross references to the Explanatory Notes section of the Form 10-K for an explanation of the omissions. However, the Explanatory Notes section did not discuss these omissions. Please provide an explanation for these omissions.

Attestation Reports of Ernst & Young LLP for Cohen Financial, as special servicer
Exhibits 34.52, 34.97, 34.102, 34.107, 34.112, 34.117 and 34.122 to Form 10-K
of Benchmark
2018-B2 Mortgage Trust

   2. We note that the attestation reports prepared by Ernst & Young LLP for Cohen Financial, a division of SunTrust Bank, state that:
 Kunal K. Singh
J.P. Morgan Chase Commercial Mortgage Securities Corp.
July 30, 2019
Page 2


                 no servicing activities were performed by Cohen Financial with respect to the servicing criterion set forth in Item 1122(d)(4)(ii) during the subject reporting period; and
                 "[a]s described in management's assertion," Cohen Financial engaged a vendor to perform servicing activities with respect to the servicing criterion set forth in Item
                 1122(d)(4)(xi) during the subject reporting period.

         However, the corresponding servicer assessments of Cohen Financial, filed as Exhibits
         33.52, 33.97, 33.102, 33.107, 33.112, 33.117 and 33.122 to your Form
10-K, do not
         indicate either of the above statements. Please revise either exhibit, as necessary, to reconcile these reports.

      3. In addition, the Ernst & Young attestation reports reference "Appendix A" of the Cohen
         Financial servicer assessments for a list of the asset-backed transactions covered by its servicing platform. However, there is no "Appendix A" mentioned in or included with
         Cohen Financial's servicer assessments. It is not clear to us whether Ernst & Young erroneously referenced "Appendix A" or whether Cohen Financial should have included
         "Appendix A" with its servicer assessments to identify the scope of its servicing platform
         (see Instruction 1 to Item 1122 of Regulation AB). Please revise either exhibit, as necessary, to reconcile these reports.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have any questions.

                                                                Sincerely,

                                                                /s/ Katherine
Hsu

                                                                Katherine Hsu
                                                                Office Chief
                                                                Office of
Structured Finance


cc:      Brad Horn, JPMorgan Chase
         David Burkholder, Cadwalader, Wickersham & Taft LLP